Form 51-101F1

Trans-Orient Petroleum Ltd. (the “Company”)
STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS
INFORMATION

The statement of reserves data and other oil and gas information set forth below is dated November 21, 2007 and is effective July 31, 2007. The information provided herein was prepared on November 20, 2007 and is expressed in United States dollars.

Disclosure of Reserves Data

The Company had no category of reserves by NI 51-101 definitions as at July 31, 2007.

The Company had no producing properties or properties capable of commercial production as at July 31, 2007 and is in the process of exploring its petroleum and natural gas properties and has not yet determined whether they contain reserves that are economically recoverable. As a result, the Company cannot provide a report that incorporates the information prescribed by Parts 2, 3, 4 and 5 of NI 51-101 at this stage of its operations and further disclosure in this document will refer to Other Oil and Gas Information as required by Part 6 of NI 51-101.

Oil and Gas Properties and Wells

On November 8, 2006 the Government of New Zealand awarded the Company with 100% interests in two onshore petroleum exploration permits, PEP 38348 and 38349, situated in New Zealand’s East Coast Basin.

The following table summarizes the Company’s interests at July 31, 2007, in undeveloped lands:

Permit	Location	Working	Gross Acre’s	Net Acre’s
		Interest %

PEP 38348	East Coast Basin of New Zealand (Onshore)	100	530,535	530,535

PEP 38349	East Coast Basin of New Zealand (Onshore)	100	1,633,651	1,633,651

As part of the PEP 38348 and 38349 permit conditions to keep the permits in good standing, the Company committed to carry-out the first years work program consisting of geological and geophysical studies at a cost of approximately $250,000. The Company’s forward work progam requires completion of the first term geological and geophysical studies and, prior to November 8, 2008, acquire, process and interpret 20 km’s and 30 km’s of 2D seismic on PEP 38348 and 38349, respectively at a cost of approximately $1,400,000. In order to maintain the permits in good standing after November 8, 2008, the Company’s work program, on both permits, will consist of drilling one exploration well by November 8, 2009, relinquishing 25% of the permit area and submitting a satisfactory work program proposal to the Ministry of Economic Development in New Zealand for the remaining two years of the permits. Each well is anticipated to cost $1,500,000 to drill, with additional costs associated with flow testing the well(s) in the event of a discovery.

Additional information on Abandonment and Reclamations Costs

The Company has no abandonment and reclamation costs expected at this time.

Tax Horizon

As the Company had no category of reserves by NI 51-101 definitions as at July 31, 2007, no future net income could be calculated and, accordingly, there could be no estimate of when income taxes may be payable.

Costs incurred

For the year ended July 31, 2007, the Company incurred the following costs on its properties:

Permit	Acquisition Costs	Exploration Costs	Development Costs

PEP 38348	$-	$67,792	$-

PEP 38349	$-	$136,389	$-

Exploration and Development Activities

For the year ended July 31, 2007, the Company did not drill any wells on PEP 38348 and 38349. The Company continues to focus its exploration activities in New Zealand’s onshore, East Coast Basin by continuing its geological and geophysical studies and by acquiring a total of 50 square km’s of 2D seismic on PEP 38348 and 38349 by November 8, 2008.